

January 3, 2013

<u>**Via E-Mail**</u>

Timothy E. Brog, Esq.
Peerless Systems Corporation
300 Atlantic Street, Suite 301
Stamford, CT 06901

      Re: ModusLink Global Solutions, Inc.
              Preliminary Proxy Statement on Schedule 14A filed by Peerless
                Systems Corporation, Timothy E. Brog and James W. Westphal
              Filed December 28, 2012
              File No. 001-35319

Dear Mr. Brog:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

1.   Please fill in the blanks in your proxy statement.

<u>Cover Letter</u>

2.   We note your reference to your being a "significant" security holder throughout your proxy statement. We also note that you currently have beneficial ownership of 2.2% of the company's shares. Please reconcile your disclosure.

3.   Please provide us supplemental support for your statements that (i) an internal investigation of the company determined that "certain client contracts had not been 'properly aligned with best corporate practices'" and (ii) company management

made "numerous promises" relating to the implementation of policies that would improve the company's operating performance and stock price.

4. We note your disclosure in the first paragraph relating to the shortcomings you believe the current board has had and in the fourth paragraph that the possible election of your two nominees will result in the holding of only two out of seven board seats. Clarify in both instances that one of your nominees was elected to the board last year and remains on the board.

5. Please revise your proxy statement to select another color for your proxy card as Handy & Harman had already selected the gold color for its proxy card.

Cover Page, page 4

6. Please provide us supplemental support for your statements that the company board has overseen "investments that have quickly lost significant value" and "a chronically shrinking enterprise value."

7. Revise your proxy statement and form of proxy card to acknowledge the solicitation by Handy & Harman.

Reasons for the Solicitation, page 6

8. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following disclosure:

- your belief that the company's board and management continue their "collective failure to safeguard shareholder value and are responsible for a chronically declining stock price" (page 6);
- your belief that the company board has overseen a "failed process that has not yielded any tangible benefits to ModusLink's stockholders and has proven to be a waste of time and money" (page 6);
- your belief that the board has awarded "excessive severance and retention pay packages" (page 6);
- that the company's enterprise value has declined from approximately $378 in fiscal 2007 to approximately $23 million on the Announcement Date (page 7);
- that the company "has too frequently failed to deliver on its *stated* financial and operational growth targets" (emphasis added; page 7); and,
- your belief that the compensation paid to officers of the company is "extremely exorbitant" (page 14).

9.   Please refer to the first sentence in the final bullet point on page 6. Revise your disclosure to clarify whether the severance payments and retention pay packages were part of existing employment agreement or executive compensation policy in place prior to the payments being made.

10.   Please revise your disclosure to clarify why, in the first paragraph on page 8, you except from your apparent criticism of the board's performance the director in 2010 and 2011.

11.   Please revise the fourth bullet point on page 10 to disclose whether you have any specific plans to improve corporate governance practices.

Proposal No. 1. Election of Directors, page 11

12.   Please disclose whether your nominees have consented to be named in your proxy statement to serve if elected.

Voting and Proxy Procedures, page 15

13.   Clarify in the second paragraph of this section that an unmarked proxy card delivered to you will not be voted on proposal 4.

Solicitation of Proxies, page 16

14.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Certain Other Information, page 21

15.   You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions